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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Intellicell Biosciences, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

45825A105

(Cusip Number)

October 9, 2014

(Date of Event, which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information, which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities and Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act out shall be subject to all other provisions of the Act, (however, see the Notes).

Cusip No. 45825A105

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

YA Global Master SPV, Ltd.
(98-0615462)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power:	0

	6	Shared Voting Power:	0

	7.	Sole Dispositive Power:	0

	8.	Shared Dispositve Power:	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person:	0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11.	Percentage of Class Represented by Amount in Row (9):	9.9% (see Item No. 6 Below)

12.	Type of Reporting Person (See Instructions):	PN

Item 1.

(a)	Name of Issuer: Intellicell Biosciences, Inc.
(b)	Address of Issuer’s Principal Executive Offices:

460 Park Avenue, 17th Floor

New York, New York 10022

Item 2. Identity and Background.

(a)	Name of Person Filing: YA Global Master SPV, Ltd.
(b)	Address of Principal Executive Office or, if none, Residence of Reporting Persons:

1012 Springfield Ave.

Mountainside, NJ 07092

(c)	Citizenship: Cayman Islands
(d)	Title of Class of Securities: Common Stock, par value $0.0001 per share
(e)	Cusip Number: 45825A105

Item 3. If the statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 of the Act (15 U.S.C. 78o);
(e)	☒ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3); or
(j)	☐ Group, in accordance with 240.13d(b)(1)(ii)(J).

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

(b)	Percentage of Class: 9.9% (See Item No. 6 Below)

(c)	Number of shares as to which the person has:

(i)	Sole Power to vote or to direct the vote:
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose or to direct the disposition: 0

(iv)	Shared power to dispose or to direct the disposition: 0

Item 5. Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of more than five percent on Behalf of Another Person.

YA Global Master SPV, Ltd. (“YA Global”) does not own any shares of Common Stock. As the Investment Manager of YA Global, Yorkville Advisors Global, LP (“Yorkville”) may be deemed to beneficially own the same number of shares of Common Stock beneficially owned by YA Global. As a Managing Partner of Yorkville, the investment manager to YA Global, and as the portfolio manager to YA Global, Matthew Beckman (“Beckman”) may be deemed to beneficially own the same number of shares of Common Stock beneficially owned by YA Global.

YA Global is the owner of derivative securities which have a cap that prevents each derivative security from being converted and/or exercised if such conversion and/or exercise would cause the aggregate number of shares of Common Stock beneficially owned by YA Global and its affiliates to exceed 9.9% of the outstanding shares of the Common Stock following such conversion and/or exercise of the derivative security. In addition, the cap pertaining to the derivative securities limits YA Global’s entitlement to 9.9% of the Common Stock Deemed Outstanding of the Company for purposes of any corporate vote.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8. Identification and Classification of Member Group

1.	YA Global Master SPV, Ltd. – Share Holder
2.	Yorkville Advisors Global, LP – Investment Manager to Share Holder
3.	Matthew Beckman – Managing Partner of Investment Manager and Portfolio Member of Shares Holder.

Item 9. Notice of Dissolution of Group

Not Applicable

Item 10. Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as participant in any transaction having that purpose or effect.

Additional Information:

Except for the Derivative Securities beneficially held by YA Global, the other Reporting Persons disclaim beneficial ownership of these securities except to the extent of his or its pecuniary interest, and its report shall not be deemed to be an admission that any Reporting Person is the beneficial owner of these securities for the purpose of Section 16 or for any other purpose.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement in true, complete and correct.

REPORTING PERSON:

/s/ Steven S. Goldstein, Esq.	Date:	10/9/2014
By: Steven S. Goldstein, Esq.
Yorkville Advisors Global, LP
Its: Chief Compliance Officer
As: Investment Manager
To: YA Global Master SPV, Ltd.

/s/ Steven S. Goldstein, Esq.	Date:	10/9/2014
By: Steven S. Goldstein, Esq.
Yorkville Advisors Global, LP
Its: Chief Compliance Officer

/s/ Matthew Beckman	Date:	10/9/2014
By: Matthew Beckman